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                                 [LOGO] KENT
                                        ELECTRONICS

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                                 NEWS RELEASE
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                                       CONTACT: Stephen J. Chapko
                                                Vice President/Treasurer
                                                713-780-7770


                                                Lynn Morgen/Robert P. Jones
                                                Morgen-Walke Associates
                                                212-850-5600


FOR IMMEDIATE RELEASE

                       KENT ELECTRONICS COMMENTS ON EXPECTED
                              SECOND QUARTER RESULTS


     Houston, Texas, September 5, 1996 -- Kent Electronics Corporation (NYSE:KNT) said today that it expects its financial results for the fiscal second quarter ending September 28, 1996 to reflect the continued weakness in the business environment for electronics manufacturing and distribution. Specifically, the Company noted that its contract manufacturing operations were being adversely impacted by the deepening severity in the downturn of the semiconductor capital equipment sector, resulting in lower-than-expected sales and additional pricing pressures. This sector represented approximately 40% of the Company's contract manufacturing revenues in fiscal 1996.

     As a result of these factors, Kent currently expects revenues for the fiscal 1997 second quarter ending September 28, 1996 to be in excess of $100 million, but less than the $106 million reported for the immediately preceding quarter. Net earnings for the same period are expected to be slightly greater than $6 million, or approximately $0.24 to $0.25 per share. For the second quarter of fiscal 1996, Kent reported revenues of $90 million and net income of $6 million, or $0.29 per share. Per share amounts are based on approximately 25.2 million shares outstanding in the current period, versus 21.0 million in the year-ago quarter.

     Morrie K. Abramson, Chairman and Chief Executive Officer, commented, "As a result of the ongoing pricing pressures and their impact on our operating margins, we are taking a number of aggressive actions to improve the Company's performance within this difficult operating environment. In particular, we are further reducing costs across the board, cutting senior management compensation, and are implementing


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numerous staff reductions. At the same time, we are strengthening our sales effort by the continued introduction of our new manufacturing services."

     Mr. Abramson continued, "The combination of our customers' buying patterns changing to just-in-time methods and the difficult industry conditions have reduced our visibility with respect to future orders. We believe, however, that our recent initiatives, combined with Kent's strong strategic position in its specialty businesses, will allow us to at least maintain second quarter earnings levels in the third and fourth quarters of fiscal 1997."

     This press release contains forward-looking information that involves risks and uncertainties. The Company is providing this information in view of the current heightened concern about the industry's immediate prospects and the effect of those general industry conditions on Kent. The forward-looking statements, including statements relating to the Company's performance for its second quarter and forward, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In making these forward-looking statements, and in addition to the effects of current general industry and economic conditions, we assumed that (i) revenues in the second quarter will be below the first fiscal quarter, (ii) there will be continued pricing pressures on the Company's operating margins,
(iii) the manufacturing business may become slightly more concentrated with certain customers, and (iv) the manufacturing business will continue to make progress transitioning its business to new services for its existing customers. There can be no assurance that the above mentioned range of estimated revenues and earnings will actually result or that the other anticipated developments will occur.

     Kent Electronics is the largest publicly traded specialty electronics distributor of interconnection and passive component products in the nation. The Company's product lines include: electronic connectors, wire & cable, passive and electromechanical products, local area network (LAN) and wide area network (WAN) products. Kent's contract manufacturing subsidiary, K*TEC Electronics, is among the leading contract manufacturers in the U.S., and the nation's largest independent manufacturer of cable assemblies.



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